SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the year ended March 31, 2010. (Tuesday, May 11, 2010)

2.	Notice on a distribution of retained earnings. (Tuesday, May 11, 2010)

3.	Basic policy regarding reduction of trading unit of the Company’s stock. (Tuesday, May 11, 2010)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone :	+81-6-6648-2645
Facsimile:	+81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, MAY 11, 2010)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2010 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 11, 2010 — Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2010.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the Fiscal Year Ended March 31, 2010

(1) Results of operations	(In millions of yen except per common share amounts)
	Year ended March 31, 2010	Change [%]	Year ended March 31, 2009	Change [%]
Revenues	¥930,644	(16.0)	¥1,107,482	(4.1)
Operating income	¥69,702	(32.2)	¥102,815	(24.9)
% of revenues	7.5%		9.3%
Income before income taxes and equity in net income of affiliated companies	¥73,483	(11.7)	¥83,259	(32.1)
% of revenues	7.9%		7.5%
Net income attributable to Kubota Corporation	¥42,326	(11.9)	¥48,064	(29.3)
% of revenues	4.5%		4.3%
Net income attributable to Kubota Corporation per common share
Basic	¥33.28		¥37.68
Diluted	¥33.28		¥37.68
Ratio of net income attributable to Kubota Corporation to shareholders’ equity	7.0%		7.8%
Ratio of income before income taxes and equity in net income of affiliated companies to total assets	5.3%		5.8%

Notes.

1.	Change[%] represents percentage change from the prior year.

2.	Equity in net income of affiliated companies for the years ended March 31, 2010 and 2009 were ¥402 million and ¥222 million, respectively.

(2) Financial position	(In millions of yen except per common share amounts)
	March 31, 2010	March 31, 2009
Total assets	¥1,409,033	¥1,385,824
Equity	¥671,619	¥616,243
Kubota Corporation shareholders’ equity	¥626,397	¥578,284
Ratio of Kubota Corporation shareholders’ equity to total assets	44.5%	41.7%
Kubota Corporation shareholders’ equity per common share	¥492.51	¥454.60

Kubota Corporation

and Subsidiaries

(3) Summary of statements of cash flows	(In millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2009
Net cash provided by (used in) operating activities	¥119,072	(¥22,577)
Net cash used in investing activities	(¥43,399)	(¥74,021)
Net cash provided by (used in) financing activities	(¥34,672)	¥84,860
Cash & cash equivalents, end of year	¥111,428	¥69,505

2. Cash dividends	(In millions of yen except per common share amounts)
	Cash dividends per common share					Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share- holders’ equity
	First quarter period	Second quarter period	Third quarter period	Year-end	Total
Year ended March 31, 2010	—	¥7.00	—	¥5.00	¥12.00	¥15,268	36.1%	2.5%
Year ended March 31, 2009	—	¥7.00	—	¥7.00	¥14.00	¥17,852	37.2%	2.9%

Note.

Specific amount of cash dividends for the year ending March 31, 2011 is not decided at this time.

3. Anticipated results of operations for the year ending March 31, 2011

	(In millions of yen except per common share amounts)
	Six months ending September 30, 2010	Change [%]	Year ending March 31, 2011	Change [%]

Revenues	¥450,000	1.2	¥1,000,000	7.5

Operating income	¥40,000	20.7	¥90,000	29.1

Income before income taxes and equity in net income of affiliated companies	¥41,500	24.7	¥90,000	22.5

Net income attributable to Kubota Corporation	¥24,000	24.3	¥52,000	22.9

Net income attributable to Kubota Corporation per common share	¥18.87		¥40.89

Notes. Change[%] represents percentage change from the prior year.

Please refer to page 6 for further information related to the above mentioned anticipated results of operations.

4. Other

(1)	Changes in number of material subsidiaries during the fiscal year : No

(2)	Changes in accounting principles, procedures, and presentations for consolidated financial statements
	(a) Changes by newly issued accounting pronouncement : Yes
	(b) Changes in matters other than (a) above : No
	Please refer to “Notes” on page 15 for more detail.

(3)	Number of shares outstanding including treasury stock as of March 31, 2010	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2009	:	1,285,919,180
	Number of treasury stock as of March 31, 2010	:	14,072,545
	Number of treasury stock as of March 31, 2009	:	13,856,291
	Weighted average number of shares outstanding during the year ended March 31, 2010	:	1,271,985,454
	Weighted average number of shares outstanding during the year ended March 31, 2009	:	1,275,574,702
	Please refer to “Per Common Share Information” on page 16.

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations

	(In millions of yen except per common share amounts)
	Year ended March 31, 2010	Change [%]	Year ended March 31, 2009	Change [%]
Net sales	¥540,449	(16.0)	¥643,090	(6.2)

Operating income	¥25,601	(8.1)	¥27,844	(55.0)

Ordinary income	¥37,495	46.1	¥25,659	(60.1)

Net income	¥29,298	661.1	¥3,849	(88.3)

Net income per common share

Basic	¥23.02		¥3.01

Diluted	—		—

Note.

Change[%] represents percentage change from the prior year.

(2) Financial position

	(In millions of yen except per common share amounts)
	March 31, 2010	March 31, 2009
Total assets	¥744,122	¥736,496

Net assets	¥432,033	¥409,063

Equity	¥432,033	¥409,063

Ratio of equity to total assets	58.1%	55.5%

Net assets per common share	¥339.59	¥321.47

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the year under review

For the year ended March 31, 2010, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) decreased ¥176.8 billion [16.0%], to ¥930.6 billion from the prior year.

In the domestic market, revenues decreased ¥47.5 billion [8.7%], to ¥501.7 billion from the prior year. Revenues in Farm & Industrial Machinery decreased mainly due to depressed sales of engines and construction machinery, while sales of tractors and farm machinery increased. Revenues in Water & Environment Systems decreased due to a decrease in sales of pipe related products such as ductile iron pipes and plastic pipes, and a decrease in sales of environment related products. Revenues in Social Infrastructure and Other also decreased.

Revenues in overseas markets decreased ¥129.3 billion [23.2%], to ¥429.0 billion from the prior year. In Farm & Industrial Machinery, revenues in Asia outside Japan favorably increased centering on combine harvesters and rice transplanters, however, revenues in North America and Europe decreased due to a decrease in sales of tractors, engines and construction machinery. Accordingly, total revenues in Farm & Industrial Machinery substantially decreased. On the other hand, revenues in Water & Environment Systems largely increased due to increased sales of ductile iron pipes and pumps. Revenues in Social Infrastructure decreased mainly due to a decrease in sales of industrial castings, and revenues in Other decreased. The ratio of overseas revenues to consolidated revenues was 46.1%, 4.3 percentage points lower than the prior year.

Operating income decreased ¥33.1 billion [32.2%], to ¥69.7 billion from the prior year. Operating income in Farm & Industrial Machinery substantially decreased due to declined revenues in North America and Europe, and the appreciation of the yen. On the other hand, operating income in Water & Environment Systems increased sharply due to price declines of raw materials and absent of recorded losses related to the Anti-Monopoly Law in the prior year. Operating income in Social Infrastructure largely decreased affected by decreased capital spending, while operating income in Other increased.

Income before income taxes and equity in net income of affiliated companies decreased ¥9.8 billion [11.7%], to ¥73.5 billion. Other income (expenses) improved due to turn from foreign exchange loss into foreign exchange gain and a decrease in valuation loss on other investment, while operating income decreased. Income taxes were ¥26.0 billion [representing an effective tax rate of 35.4%], and equity in net income of affiliated companies was ¥0.4 billion. Accordingly, net income decreased ¥6.8 billion [12.5%], to ¥47.9 billion. After deducting ¥5.6 billion of net income attributable to the noncontrolling interests, net income attributable to Kubota Corporation was ¥42.3 billion, ¥5.7 billion [11.9%] lower than the prior year.

(2) Review of operations by reporting segment

1) Farm & Industrial Machinery

Revenues in Farm & Industrial Machinery were ¥616.7 billion, 18.3 % lower than the prior year, comprising 66.2 % of consolidated revenues. Domestic revenues decreased 2.3%, to ¥229.6 billion, and overseas revenues decreased 25.5%, to ¥387.1 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, demand for farm equipment in the first half of the year under review was sluggish on the background of decreased off-farm income resulting from economic slump and uncertainty over the agricultural policy of government. On the other hand, demand for farm equipment in the latter half of the year under review was brisk due to implementation of governmental subsidy for leasing agricultural machinery. On the other hand, market conditions for construction machinery remained severe with lack of recovery of investment in construction. In this circumstance, the Company actively introduced new products and implemented promotional sales activity, and sales of tractors and farm machinery increased. However, sales of engine and construction machinery decreased substantially.

In overseas markets, sales of tractors significantly decreased. In Asia outside Japan, although tractor sales were steady in terms of quantity, sales of tractors decreased affected by the appreciation of the yen. Moreover, sales of tractors in North America and Europe decreased substantially due to a stagnation of the markets and the appreciation of the yen. Sales of construction machinery and engines decreased substantially owing to sharp decline of demand in North America and Europe. On the other hand, sales of combine harvesters and rice transplanters increased owing to significant increase in sales in China and Thailand.

Kubota Corporation

and Subsidiaries

2) Water & Environment Systems

Revenues in Water & Environment Systems decreased 4.8%, to ¥222.9 billion from the prior year, comprising 24.0 % of consolidated revenues. Domestic revenues decreased 9.0%, to ¥198.1 billion, and overseas revenues increased 49.1%, to ¥24.9 billion. This segment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

In the domestic market, sales of pipe-related products such as ductile iron pipes and plastic pipes decreased due to shrinkage of public investments and sluggish demand in housing market. Sales of environment-related products also decreased from the prior year mainly due to a decrease in sales of waste engineering products.

In overseas markets, export sales of ductile iron pipes to the Middle East favorably increased and sales of valves and pumps also increased steadily.

3) Social Infrastructure

Revenues in Social Infrastructure decreased 26.8%, to ¥63.3 billion from the prior year, comprising 6.8 % of consolidated revenues. Domestic revenues decreased 28.3%, to ¥47.0 billion, and overseas revenues decreased 22.1%, to ¥16.3 billion. This segment consists of industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

In the domestic market, sales of all products in this segment, primarily industrial castings and spiral welded steel pipes, decreased affected by substantial declines in capital spending. In overseas markets, sales of industrial castings largely decreased.

4) Other

Revenues in Other decreased 14.3%, to ¥27.7 billion from the prior year, comprising 3.0 % of consolidated revenues. Domestic revenues decreased 12.7%, to ¥26.9 billion, and overseas revenues decreased 47.9%, to ¥0.8 billion. This segment comprises construction, services and other businesses.

Sales of construction decreased due to sluggish investment in construction and sales in other businesses in this segment largely decreased.

* The Company adopted the FASB Accounting Standards Codification (ASC) 810, “Consolidation”. Upon this adoption, “Net income” presented in the consolidated financial statements until the year ended March 31, 2009 was renamed “Net income attributable to Kubota Corporation” to conform to ASC 810.

* The Company adopted ASC 280, “Segments Reporting”. Upon this adoption, the segments previously classified into “Internal Combustion Engine and Machinery”, “Pipes, Valves, and Industrial Castings”, “Environmental Engineering”, and “Other” were currently classified into “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure”, and “Other”.

Kubota Corporation

and Subsidiaries

(3) Prospect for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2011 at ¥1,000.0 billion, ¥69.4 billion higher than the year under review. Domestic revenues are forecast to increase due to increase of revenues in Farm & Industrial Machinery, and Social Infrastructure, while revenues in Water & Environment Systems and Other are expected to be the same level as the year under review. Overseas revenues are forecast to increase substantially due to an increase of revenues in Farm & Industrial Machinery, in which revenues in Asia outside Japan will continue to grow favorably and revenues in North America and Europe are also expected to increase.

The Company forecasts operating income of ¥90.0 billion, an increase of ¥20.3 billion from the year under review, mainly due to an increase in revenues. The Company expects income from continuing operation before income taxes and equity in net income of affiliated companies for the next fiscal year to be ¥90.0 billion, an increase of ¥16.5 billion from the year under review. Net income attributable to Kubota Corporation is forecast to be ¥52.0 billion, an increase of ¥9.7 billion from the year under review. (The forecasts are based on the assumption of an exchange rate of ¥90=US$1.)

2. Financial condition

(1) Assets, liabilities and equity

Total assets at the end of March 2010 amounted to ¥1,409.0 billion, an increase of ¥23.2 billion from the end of the prior year. As for current assets, cash and cash equivalent increased, while inventories and notes and account receivables decreased. As for investments and long-term finance receivables, long-term finance receivables increased associated with business expansion in Thailand, and other investment increased affected by recovery of stock market. Other assets decreased mainly due to a decrease of long-term deferred tax assets.

Regarding liabilities, current liabilities substantially decreased mainly due to a decrease in short-term borrowings and a decrease in accounts payables associated with production adjustment. As for long-term liabilities, long-term debt largely increased due to issuance of corporate bond by overseas subsidiaries, while accrued retirement and pension costs decreased.

As for equity, retained earnings increased steadily due to net income, and accumulated other comprehensive income improved due to an increase in unrealized gains on securities affected by rise of stock prices. As a result, shareholders’ equity ratio was 44.5%, 2.8 percentage points higher than the prior year end.

(2) Cash flows

Net cash provided by operating activities during the year under review was ¥119.1 billion, and cash inflow increased ¥141.6 billion from the prior year. Cash inflow in the prior year substantially decreased due to discontinued sales of trade receivable in North America. Cash inflow in the year under review largely increased due to a decrease in inventories and notes and accounts receivables as well as the absence of the effect of above-mentioned discontinuation of sales of trade receivables.

Net cash used in investing activities was ¥43.4 billion, a decrease of ¥30.6 billion from the prior year. Cash outflow substantially decreased due to a decrease in purchases of fixed assets, increases in proceeds from sales and redemption of investments and slowdown of increase in finance receivables.

Net cash used in financing activities was ¥34.7 billion, and cash inflow decreased ¥119.5 billion from the prior year. In the prior year, the Company increased fund raisings by interest bearing debt as a result of discontinuation of sales of trade receivables. Cash inflow in the year under review largely decreased due to the absence of substantial fund raising in the prior year.

Including the effect of exchange rate, cash and cash equivalents at the end of March 2010 were ¥111.4 billion, an increase of ¥41.9 billion from the prior year.

Kubota Corporation

and Subsidiaries

Reference Cash flow indices

	Year ended March 31, 2010	Year ended March 31, 2009
Ratio of shareholders’ equity to total assets [%]	44.5	41.7

Equity ratio based on market capitalization [%]	76.9	49.1

Interest-bearing debt / Net cash provided by operating activities [year]	3.4	—

Interest coverage ratio [times]	12.4	—

Notes.

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Net cash provided by operating activities are the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

3. Matter concerning profit allocation

(1) Basic policy related to the Company’s profit allocation

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock. The Company recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

(2) Matter concerning profit allocation for this fiscal year and next fiscal year

The Company has decided to pay ¥5 per common share as year-end cash dividends. Accordingly, including the interim dividend of ¥7 per common share already paid, the total dividends for the entire fiscal year will be ¥12 per common share.

Specific amount of cash dividends for the year ending March 31, 2011 will be decided based on the development of business performance.

Kubota Corporation

and Subsidiaries

2. Management Policies

1. Basic management policy

Ever since our establishment in 1890, the Company has worked to provide various products that contribute to people’s lives and communities around the world, such as iron piping for modern water service facilities, agricultural machinery and equipment for increased food production and labor savings, and environmental facilities that improve harmony between humankind and the environment. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Principal Business Policies for Medium-to-Long Term Growth in Profit

The Company will implement the following measures in order to achieve medium- to long-term growth amid the difficult business environment.

(1)	Management Emphasizing the Front-line of Business with Focus on technology and manufacturing Capabilities

Bolstering the capabilities for developing technologies and manufacturing proficiency that are fundamental aspects of a manufacturer is essential to prevail against increasingly fierce global competition. The Company will identify the types of technologies it should possess from a medium- to long-term standpoint, and put in place structures that will provide the proper framework for manufacturing to promote globalization. Through this effort, the Company will implement management emphasizing the front-lines of business with focus on technology and manufacturing capabilities.

(2)	Enhancement of CSR Management

The sustainable growth and development of the Company requires not only continual improvements to earning capacity but also ceaseless contributions to the development of society and conservation of the global environment. From this standpoint, the Company is implementing the following measures to further strengthen its CSR management.

•

Through such actions as implementing measures to counter global warming, giving greater consideration to recycling of resources, and developing products and technologies that help conserve the environment, the Company will raise the level of its environmental protection activities, and bolster measures to reduce the load on the global environment.

•

To adapt to the rapid globalization of business and other developments, the Company will pursue “diversity management,” and proactively utilize a wide range of human resources varying in such aspects as gender, age and nationality.

•

The Company will conduct assiduous risk management for financial reporting, quality control, environmental conservation, fair trade, compliance, and other functions that are a fundamental part of corporate activity, and will improve the quality of operational processes through the establishment and strengthening of internal controls.

Kubota Corporation

and Subsidiaries

(3)	Improvement of Capabilities to Respond to Fluctuations in the Global Economy

With the rapid growth of its overseas business, the impact on the Company resulting from trends in the global economy, fluctuations in exchange rates, and other factors has become exceedingly large. Establishing a business structure that will allow for a flexible and rapid response to changes in the global business environment has become an important issue for the Company.

Expansion of overseas production and the appropriate placement of production facilities are necessary to strengthen the Company’s ability to respond to fluctuations in the global economy. The Company have already proactively established new production facilities and expanded existing plants mainly in Southeast Asia, and going forward will pursue a program for optimal placement of production facilities on a worldwide scale. The Company will also actively work to strengthen ties between production facilities, and standardize production methods and other aspects of manufacturing.

Globalization of procurement is another important measure in terms of lessening the impact from fluctuations in exchange rates, and strengthening competitiveness. There is still ample room for expansion of global purchasing. The Company will pursue optimization of purchasing together with the optimization of production.

Thorough cost reduction is essential to secure profit in a business environment where expanding sales is difficult. The Company will continue to move forward, with nothing sacred, in implementing its systematic and comprehensive cost reduction program.

(4)	Acceleration of Globalization

The Company will continue to devote management resources to its overseas business operations and accelerate their expansion particularly in Asia outside Japan.

Specifically, The Company will utilize the products and technologies of the Water & Environment Systems segment in a comprehensive manner in pursuit of overseas business development. The global market for water and the environmental businesses is expected to grow considerably, and is forecast to expand particularly rapidly in China and other areas of Asia outside Japan. The Company will work with passion and spirit to develop new markets without falling behind the pace of market growth.

In the Farm & Industrial Machinery segment, The Company will focus on expansion in the Asian farm equipment business outside Japan, which has considerable growth potential. The Company will dynamically implement a range of measures to expand sales regions, enhance sales networks, diversify its product lineup, and increase local production. The Company will also establish the Kubota brand as the leading manufacturer of agricultural machinery in the Asian market, and aim to be a corporation that contributes to the resolution of food problems in Asia outside Japan.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	March 31, 2010		March 31, 2009		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	111,428		69,505		41,923
Notes and accounts receivable:
Trade notes	57,412		65,429		(8,017)
Trade accounts	317,485		324,583		(7,098)
Less: Allowance for doubtful receivables	(2,821)		(2,512)		(309)

Total receivables, net	372,076		387,500		(15,424)

Short-term finance receivables-net	104,840		97,292		7,548
Inventories	172,323		207,401		(35,078)
Other current assets	60,161		54,648		5,513

Total current assets	820,828	58.3	816,346	58.9	4,482

Investments and long-term finance receivables:
Investments in and loan receivables to affiliated companies	15,945		14,511		1,434
Other investments	109,306		96,197		13,109
Long-term finance receivables-net	196,473		169,257		27,216

Total investments and long-term finance receivables	321,724	22.8	279,965	20.2	41,759

Property, plant, and equipment:
Land	89,664		90,479		(815)
Buildings	214,329		208,901		5,428
Machinery and equipment	358,354		361,323		(2,969)
Construction in progress	5,306		6,970		(1,664)

Total	667,653		667,673		(20)
Accumulated depreciation	(446,760)		(442,052)		(4,708)

Net property, plant, and equipment	220,893	15.7	225,621	16.3	(4,728)

Other assets:
Long-term trade accounts receivable	26,688		27,071		(383)
Other	19,670		37,680		(18,010)
Less: Allowance for doubtful receivables	(770)		(859)		89

Total other assets	45,588	3.2	63,892	4.6	(18,304)

Total	1,409,033	100.0	1,385,824	100.0	23,209

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Liabilities and equity	(In millions of yen)
	March 31, 2010		March 31, 2009		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	88,333		132,100		(43,767)
Trade notes payable	14,266		16,405		(2,139)
Trade accounts payable	143,683		163,222		(19,539)
Advances received from customers	3,397		6,306		(2,909)
Notes and accounts payable for capital expenditures	9,245		13,301		(4,056)
Accrued payroll costs	25,856		26,266		(410)
Accrued expenses	27,352		25,717		1,635
Income taxes payable	22,842		4,733		18,109
Other current liabilities	33,832		45,947		(12,115)
Current portion of long-term debt	71,432		60,378		11,054

Total current liabilities	440,238	31.2	494,375	35.7	(54,137)

Long-term liabilities:
Long-term debt	243,333		208,588		34,745
Accrued retirement and pension costs	40,177		56,591		(16,414)
Other long-term liabilities	13,666		10,027		3,639

Total long-term liabilities	297,176	21.1	275,206	19.9	21,970

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—
Capital surplus	89,241		93,150		(3,909)
Legal reserve	19,539		19,539		—
Retained earnings	477,303		452,791		24,512
Accumulated other comprehensive loss	(34,491)		(62,184)		27,693
Treasury stock	(9,265)		(9,082)		(183)

Total Kubota Corporation shareholders’ equity	626,397	44.5	578,284	41.7	48,113
Noncontrolling interests	45,222	3.2	37,959	2.7	7,263

Total equity	671,619	47.7	616,243	44.4	55,376

Total	1,409,033	100.0	1,385,824	100.0	23,209

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Year ended March 31, 2010		Year ended March 31, 2009		Change
	Amount	%	Amount	%	Amount	%

Revenues	930,644	100.0	1,107,482	100.0	(176,838)	(16.0)
Cost of revenues	681,374	73.2	810,226	73.1	(128,852)	(15.9)
Selling, general, and administrative expenses	179,352	19.3	193,426	17.5	(14,074)	(7.3)
Loss from disposal and impairment of fixed assets	216	0.0	1,015	0.1	(799)	(78.7)

Operating income	69,702	7.5	102,815	9.3	(33,113)	(32.2)

Other income (expenses):
Interest and dividend income	3,381		4,822		(1,441)
Interest expense	(2,127)		(2,664)		537
Gain (loss) on sales of securities-net	1,821		(116)		1,937
Valuation loss on other investments	(143)		(8,618)		8,475
Foreign exchange gain (loss)-net	2,894		(11,525)		14,419
Other-net	(2,045)		(1,455)		(590)

Other income (expenses), net	3,781		(19,556)		23,337

Income before income taxes and equity in net income of affiliated companies	73,483	7.9	83,259	7.5	(9,776)	(11.7)

Income taxes:
Current	28,540		23,637		4,903
Deferred	(2,563)		5,109		(7,672)

Total income taxes	25,977		28,746		(2,769)

Equity in net income of affiliated companies	402		222		180

Net income	47,908	5.1	54,735	4.9	(6,827)	(12.5)

Less: Net income attributable to the noncontrolling interests	5,582		6,671		(1,089)

Net income attributable to Kubota Corporation	42,326	4.5	48,064	4.3	(5,738)	(11.9)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	(In millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2009	Change
Net income	47,908	54,735	(6,827)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	8,250	(61,832)	70,082
Unrealized gains (losses) on securities	11,761	(26,283)	38,044
Unrealized gains (losses) on derivatives	556	(1,512)	2,068
Pension liability adjustments	9,808	(13,945)	23,753

Other comprehensive income (loss)	30,375	(103,572)	133,947

Comprehensive income (loss)	78,283	(48,837)	127,120
Less: Comprehensive income (loss) attributable to the noncontrolling interests	7,528	(3,540)	11,068

Comprehensive income (loss) attributable to Kubota Corporation	70,755	(45,297)	116,052

Consolidated Statements of Changes in Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity						Non- controlling interests	Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	43,230	691,327

Net income					48,064			6,671	54,735

Other comprehensive loss						(93,361)		(10,211)	(103,572)
Cash dividends paid to Kubota Corporation shareholders, ¥15 per share					(19,193)				(19,193)
Cash dividends paid to the noncontrolling interests								(767)	(767)
Purchases and sale of treasury stock	(8,541)				(7)		(5,316)		(5,323)
Changes in ownership interests in subsidiaries and other								(964)	(964)

Balance, March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Net income					42,326			5,582	47,908

Other comprehensive income						28,429		1,946	30,375
Cash dividends paid to Kubota Corporation shareholders, ¥14 per share					(17,814)				(17,814)
Cash dividends paid to the noncontrolling interests								(489)	(489)
Purchases and sales of treasury stock	(216)						(183)		(183)
Changes in ownership interests in subsidiaries and other			(3,909)			(736)		224	(4,421)

Balance, March 31, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

	(In millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2009	Change
Operating activities:
Net income	47,908	54,735
Depreciation and amortization	29,171	31,242
Loss (gain) on sales of securities-net	(1,821)	116
Valuation loss on other investments	143	8,618
Loss (gain) from disposal of fixed asset	118	(151)
Equity in net income of affiliated companies	(402)	(222)
Deferred income taxes	(2,563)	5,109
Decrease (increase) in notes and accounts receivable	20,380	(128,586)
Decrease (increase) in inventories	38,802	(35,636)
Decrease in interest on sold receivables	—	70,132
Decrease (increase) in other current assets	1,205	(21,322)
Decrease in trade notes and accounts payable	(22,780)	(19,771)
Increase (decrease) in income taxes payable	18,005	(7,008)
Increase (decrease) in other current liabilities	(9,896)	28,727
Increase (decrease) in accrued retirement and pension costs	467	(10,054)
Other	335	1,494

Net cash provided by (used in) operating activities	119,072	(22,577)	141,649

Investing activities:
Purchases of fixed assets	(26,621)	(32,959)
Purchases of investments and change in loan receivables	(389)	(5,908)
Proceeds from sales of property, plant, and equipment	1,182	2,961
Proceeds from sales and redemption of investments	9,101	261
Increase in finance receivables	(172,218)	(193,495)
Collection of finance receivables	150,368	154,935
Other	(4,822)	184

Net cash used in investing activities	(43,399)	(74,021)	30,622

Financing activities:
Proceeds from issuance of long-term debt	121,966	129,967
Repayments of long-term debt	(90,067)	(74,386)
Net increase (decrease) in short-term borrowings	(43,729)	54,619
Cash dividends	(17,814)	(19,193)
Purchases of treasury stock	(191)	(5,338)
Purchases of noncontrolling interests	(6,407)	—
Other	1,570	(809)

Net cash provided by (used in) financing activities	(34,672)	84,860	(119,532)

Effect of exchange rate changes on cash and cash equivalents	922	(7,541)	8,463

Net increase (decrease) in cash and cash equivalents	41,923	(19,279)
Cash and cash equivalents, beginning of year	69,505	88,784

Cash and cash equivalents, end of year	111,428	69,505	41,923

	(In millions of yen)
Notes:
Cash paid during the year for:
Interest	9,614	12,768	(3,154)
Income taxes	15,336	38,472	(23,136)

Kubota Corporation

and Subsidiaries

Notes to assumptions for going concern: None

Notes to consolidated financial statements:

1.	105 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.
Overseas

Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Engine America Corporation

Kubota Metal Corporation

Kubota Baumaschinen GmbH

Kubota Europe S.A.S.

The Siam Kubota Industry Co., Ltd.

Kubota Agricultural Machinery (SUZHOU) Co., Ltd.

2.	19 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	14 sales companies of farm equipment Kubota Matsushitadenko Exterior Works, Ltd.

3.	Summary of accounting policies

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The consolidated segment information was previously prepared in accordance with a requirement of the Financial Instruments and Exchange Act in Japan. On March 31, 2010, the Company adopted the FASB Accounting Standards Codification (ASC) 280, “Segments Reporting”, and the consolidated segment information for the year ended March 31, 2009 has been reclassified to conform to ASC 280.

4.	Adoption of new accounting standards

The Financial Accounting Standards Board (FASB) announced the FASB Accounting Standards Codification (ASC) in June 2009. The Company adopted ASC on July 1, 2009. ASC restructured the existing US GAAP, and the adoption of ASC did not have an impact on the Company’s consolidated results of operations and financial position.

The Company adopted ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”) effective April 1, 2009. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Net income is classified and attributed between noncontrolling interests and Kubota Corporation in the consolidated statements of income, and related presentation of consolidated statements of cash flows and other consolidated financial statements has been changed. Amounts in the prior consolidated financial statements have been reclassified or adjusted to conform to the current presentation.

Under ASC 810, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. The adoption of ASC 810 resulted in a ¥3,909 million decrease of capital surplus at March 31, 2010.

5.	The consolidated financial reports for the prior year have been reclassified to conform to the presentation for the year ended March 31, 2010.

Kubota Corporation

and Subsidiaries

Fair Value of Other Investments

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s consolidated balance sheets. The following table presents costs, fair values, net unrealized holding gains for securities by major security type at March 31, 2010 and 2009.

	(In millions of yen)
	March 31, 2010			March 31, 2009
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other Investments (*):
Equity securities of financial institutions	24,422	44,186	19,764	24,412	40,275	15,863
Other equity securities	16,080	54,985	38,905	17,665	40,653	22,988

Total	40,502	99,171	58,669	42,077	80,928	38,851

(*)	“Other investments” on the Company’s consolidated balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥10,135 million and ¥15,269 million, at March 31, 2010 and 2009, respectively.

Per Common Share Information

	(Yen)
	Year ended March 31, 2010	Year ended March 31, 2009
Kubota Corporation shareholders’ equity per common share	¥492.51	¥454.60
Basic net income attributable to Kubota Corporation per common share	¥33.28	¥37.68
Diluted net income attributable to Kubota Corporation per common share	¥33.28	¥37.68

A reconciliation of the numerators and denominators of the basic and diluted net income per common share computation is as follows:

Numerators	(In millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2009
Basic net income attributable to Kubota Corporation	¥42,326	¥48,064

Denominators	(Thousands of shares)
	Year ended March 31, 2010	Year ended March 31, 2009
Weighted average common shares outstanding	1,271,985	1,275,575

Note:

Adjustment for numerators and denominators to calculate diluted net income attributable to Kubota Corporation is not described because there are no dilutive securities.

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Reporting segments

Year ended March 31, 2010

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	616,726	222,949	63,293	27,676	—	930,644
Intersegment	77	611	2,710	14,091	(17,489)	—

Total	616,803	223,560	66,003	41,767	(17,489)	930,644

Operating income	60,485	19,723	2,699	2,629	(15,834)	69,702

Identifiable assets at March 31, 2010	930,480	186,768	65,519	42,246	184,020	1,409,033
Depreciation	18,489	6,033	1,933	552	1,896	28,903
Capital expenditures	14,820	5,969	1,992	741	2,516	26,038

Year ended March 31, 2009

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	754,416	234,275	86,480	32,311	—	1,107,482
Intersegment	52	1,748	2,872	14,085	(18,757)	—

Total	754,468	236,023	89,352	46,396	(18,757)	1,107,482

Operating income	103,831	3,121	8,004	1,812	(13,953)	102,815

Identifiable assets at March 31, 2009	899,104	206,793	73,947	45,225	160,755	1,385,824
Depreciation	20,040	6,062	1,953	485	1,927	30,467
Capital expenditures	24,072	5,285	1,988	618	1,374	33,337

Notes:

1. The amounts in “Adjustments” include the eliminations and adjustment of intersegment transactions, expenses that cannot apportion for business segments, and corporate assets. Corporate assets mainly consist of certain assets of the parent company such as cash and cash equivalents, investment securities and assets related to administration departments.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income. Therefore, the Company does not disclose the reconciliation of operating income to income before income taxs and equity in net income of affiliated companies.

3. Intersegment transactions are quoted at arm’s length price.

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Revenues from external customers by product groups

	(In millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2009
Farm Equipment and Engines	561,165	671,292
Construction Machinery	55,561	83,124
Farm & Industrial Machinery	616,726	754,416
Pipe-related Products	144,465	153,514
Environment-related Products	78,484	80,761
Water & Environment Systems	222,949	234,275
Social Infrastructure	63,293	86,480
Other	27,676	32,311

Total	930,644	1,107,482

(3) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2009
Japan	501,663	549,189
North America	174,371	274,151
Europe	67,791	108,742
Asia	148,589	139,069
Other Areas	38,230	36,331

Total	930,644	1,107,482

Notes:

1. Revenues from North America include those from the United States of ¥146,319 million and ¥236,473 million for the years ended March 31, 2010 and 2009, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Information for long-term assets based on physical location

	(In millions of yen)
	March 31, 2010	March 31, 2009
Japan	183,042	190,662
North America	20,210	21,442
Other Areas	17,641	13,517

Total	220,893	225,621

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(4) Geographic segments (Japan GAAP)

Year ended March 31, 2010

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
External customers	544,141	174,069	64,561	135,384	12,489	930,644	—	930,644
Intersegment	178,670	6,196	1,707	850	—	187,423	(187,423)	—

Total	722,811	180,265	66,268	136,234	12,489	1,118,067	(187,423)	930,644

Cost of revenues and operating expenses	667,762	167,075	63,488	121,558	10,724	1,030,607	(169,665)	860,942
Operating income	55,049	13,190	2,780	14,676	1,765	87,460	(17,758)	69,702
Identifiable assets at March 31, 2010	644,611	401,106	60,387	177,509	14,487	1,298,100	110,933	1,409,033

Year ended March 31, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
External customers	588,236	280,231	102,746	122,248	14,021	1,107,482	—	1,107,482
Intersegment	259,324	9,588	3,420	1,153	—	273,485	(273,485)	—

Total	847,560	289,819	106,166	123,401	14,021	1,380,967	(273,485)	1,107,482

Cost of revenues and operating expenses	795,095	262,515	99,520	108,600	11,930	1,277,660	(272,993)	1,004,667
Operating income	52,465	27,304	6,646	14,801	2,091	103,307	(492)	102,815
Identifiable assets at March 31, 2009	675,623	429,974	69,960	118,220	7,908	1,301,685	84,139	1,385,824

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Reporting Segments

	(In millions of yen)
	Year ended March 31, 2010		Year ended March 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	561,165	60.3	671,292	60.6	(110,127)	(16.4)

Domestic	212,712		214,905		(2,193)	(1.0)
Overseas	348,453		456,387		(107,934)	(23.6)

Construction Machinery	55,561	5.9	83,124	7.5	(27,563)	(33.2)

Domestic	16,924		20,249		(3,325)	(16.4)
Overseas	38,637		62,875		(24,238)	(38.5)

Farm & Industrial Machinery	616,726	66.2	754,416	68.1	(137,690)	(18.3)

Domestic	229,636	24.6	235,154	21.2	(5,518)	(2.3)
Overseas	387,090	41.6	519,262	46.9	(132,172)	(25.5)

Pipe-related Products	144,465	15.5	153,514	13.9	(9,049)	(5.9)

Domestic	127,658		142,356		(14,698)	(10.3)
Overseas	16,807		11,158		5,649	50.6

Environment-related Products	78,484	8.5	80,761	7.3	(2,277)	(2.8)

Domestic	70,439		75,256		(4,817)	(6.4)
Overseas	8,045		5,505		2,540	46.1

Water & Environment Systems	222,949	24.0	234,275	21.2	(11,326)	(4.8)

Domestic	198,097	21.3	217,612	19.7	(19,515)	(9.0)
Overseas	24,852	2.7	16,663	1.5	8,189	49.1

Social Infrastructure	63,293	6.8	86,480	7.8	(23,187)	(26.8)

Domestic	47,026	5.1	65,595	5.9	(18,569)	(28.3)
Overseas	16,267	1.7	20,885	1.9	(4,618)	(22.1)

Other	27,676	3.0	32,311	2.9	(4,635)	(14.3)

Domestic	26,904	2.9	30,828	2.8	(3,924)	(12.7)
Overseas	772	0.1	1,483	0.1	(711)	(47.9)

Total	930,644	100.0	1,107,482	100.0	(176,838)	(16.0)

Domestic	501,663	53.9	549,189	49.6	(47,526)	(8.7)
Overseas	428,981	46.1	558,293	50.4	(129,312)	(23.2)

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Revenues by Reporting Segments

	(In billions of yen)
	Year ending March 31, 2011		Year ended March 31, 2010		Change
	Amount	%	Amount	%	Amount	%
Domestic	238.0		229.6		8.4	3.7
Overseas	455.0		387.1		67.9	17.5

Farm & Industrial Machinery	693.0	69.3	616.7	66.2	76.3	12.4

Domestic	198.0		198.1		(0.1)	(0.1)
Overseas	14.5		24.8		(10.3)	(41.7)

Water & Environment Systems	212.5	21.2	222.9	24.0	(10.4)	(4.7)

Domestic	48.0		47.0		1.0	2.1
Overseas	19.0		16.3		2.7	16.6

Social Infrastructure	67.0	6.7	63.3	6.8	3.7	5.8

Domestic	27.0		26.9		0.1	0.4
Overseas	0.5		0.8		(0.3)	(37.5)

Other	27.5	2.8	27.7	3.0	(0.2)	(0.7)

Total	1,000.0	100.0	930.6	100.0	69.4	7.5

Domestic	511.0	51.1	501.6	53.9	9.4	1.9
Overseas	489.0	48.9	428.9	46.1	60.1	14.0

Kubota Corporation

(parent company only)

Balance Sheets (Non-consolidated)

Assets	(In millions of yen)
	March 31, 2010		March 31, 2009		Change
	Amount	%	Amount	%	Amount
Current assets:	383,316	51.5	394,552	53.6	(11,236)

Cash and deposits	60,223		27,523		32,699
Trade notes receivable	28,815		33,831		(5,015)
Trade accounts receivable	188,728		203,008		(14,280)
Finished goods	36,096		47,459		(11,363)
Work in process	16,436		21,910		(5,474)
Raw materials and supplies	5,842		9,025		(3,182)
Prepaid expenses	273		416		(143)
Deferred tax assets	9,879		8,852		1,027
Short-term loans receivable	23,695		27,221		(3,526)
Other	13,515		15,623		(2,108)
Allowance for doubtful receivables	(190)		(320)		130

Long-term assets:	360,805	48.5	341,943	46.4	18,862

Property, plant, and equipment, net of accumulated depreciation:	155,720	20.9	159,529	21.6	(3,808)

Buildings	37,629		38,779		(1,149)
Structures	5,307		5,300		7
Machinery and equipment	25,521		27,763		(2,241)
Transportation equipment	135		155		(20)
Tools, furniture and fixtures	6,678		5,815		862
Land	78,409		79,413		(1,003)
Construction in progress	2,038		2,301		(263)

Intangibles:	4,064	0.6	2,977	0.4	1,087

Industrial rights	15		1		14
Leasehold rights	24		24		—
Facility utility rights	254		263		(8)
Software	3,769		2,688		1,080

Investments:	201,020	27.0	179,436	24.4	21,583

Investment securities	107,510		94,492		13,018
Stock investments in subsidiaries and affiliated companies	62,693		54,270		8,423
Other investments	11		11		0
Other investments in subsidiaries and affiliated companies	4,596		3,733		863
Long-term loans receivable	26,302		26,363		(61)
Long-term loans receivable from employees	5		10		(5)
Long-term prepaid expenses	645		837		(191)
Deferred tax assets	—		327		(327)
Other	3,870		7,162		(3,292)
Allowance for doubtful receivables	(4,615)		(7,772)		3,157

Total assets	744,122	100.0	736,496	100.0	7,626

Kubota Corporation

(parent company only)

Balance Sheets (Non-consolidated)

Liabilities and net assets	(In millions of yen)
	March 31, 2010		March 31, 2009		Change
	Amount	%	Amount	%	Amount
Current liabilities:	217,327	29.2	237,997	32.3	(20,669)

Trade notes payable	3,501		5,563		(2,062)
Trade accounts payable	109,306		121,659		(12,353)
Short-term borrowings	4,000		22,512		(18,512)
Current portion of bonds	10,000		—		10,000
Lease obligations	1,853		913		940
Other accounts payable	9,724		19,198		(9,474)
Income tax payable	17,207		—		17,207
Accrued expenses	26,845		29,115		(2,269)
Advances received from customers	1,608		4,573		(2,964)
Deposits received	28,745		22,600		6,144
Provision for warranty costs	3,318		3,112		205
Provision for directors’ bonuses	46		170		(123)
Other	1,169		8,578		(7,408)

Long-term liabilities:	94,761	12.7	89,435	12.2	5,325

Bonds	30,000		40,000		(10,000)
Long-term borrowings	46,000		30,500		15,500
Lease obligations	2,000		1,485		515
Deferred tax liabilities	8,515		—		8,515
Accrued retirement and pension cost	7,701		10,273		(2,572)
Other	544		7,177		(6,633)

Total liabilities	312,089	41.9	327,432	44.5	(15,343)

Shareholders’ equity	394,776	53.1	383,478	52.0	11,298

Common stock	84,070	11.3	84,070	11.4	—

Capital surplus:	73,057	9.8	73,057	9.9	—

Additional paid-in capital	73,057		73,057		—
Retained earnings:	246,766	33.2	235,282	31.9	11,484

Legal reserve	19,539		19,539		—
Other retained earnings:	227,227		215,742		11,484
Reserve for special depreciation	25		33		(8)
Reserve for reduction entry of land	142		—		142
General reserve	197,742		211,742		(14,000)
Unappropriated retained earnings	29,317		3,967		25,350
Treasury stock	(9,118)	(1.2)	(8,931)	(1.2)	(187)

Valuation, translation adjustments and others	37,256	5.0	25,585	3.5	11,671

Unrealized holding gain on securities	37,256		25,576		11,680
Unrealized gain from hedging activities	—		9		(9)

Total net assets	432,033	58.1	409,063	55.5	22,969

Total liabilities and net assets	744,122	100.0	736,496	100.0	7,626

Kubota Corporation

(parent company only)

Statements of Income (Non-consolidated)

	(In millions of yen)
	Year ended March 31, 2010		Year ended March 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Net sales	540,449	100.0	643,090	100.0	(102,641)	(16.0)
Cost of sales	427,454	79.1	521,796	81.1	(94,341)	(18.1)

Gross profit	112,994	20.9	121,294	18.9	(8,300)	(6.8)

Selling, general and administrative expenses	87,393	16.2	93,450	14.6	(6,056)	(6.5)

Operating income	25,601	4.7	27,844	4.3	(2,243)	(8.1)

Non-operating income:	17,124		14,079		3,044

Interest income	607		759		(152)
Dividend income	3,977		4,999		(1,021)
Other	12,539		8,320		4,219
Non-operating expenses:	5,229		16,263		(11,034)

Interest expense	1,352		1,278		74
Other	3,877		14,985		(11,108)

Ordinary income	37,495	6.9	25,659	4.0	11,835	46.1

Extraordinary gains:	2,940		—		2,940

Gain from transfer pricing adjustment	2,940		—		2,940
Extraordinary losses:	—		11,716		(11,716)

Surcharge on the Anti-Monopoly Law	—		7,284		(7,284)
Valuation losses on investment securities	—		2,780		(2,780)
Impairment losses on fixed assets	—		1,650		(1,650)

Income before income taxes	40,435	7.5	13,943	2.2	26,492	190.0

Income taxes:	11,137		10,094		1,043

Current	11,299		1,519		9,780
Deferred	(161)		8,575		(8,736)

Net income	29,298	5.4	3,849	0.6	25,449	661.1

Kubota Corporation

(parent company only)

Statement of Changes in Net Assets (Non-consolidated)

Year ended March 31, 2010

	(In millions of yen)
	Shareholders’ equity									Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders' equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, March 31, 2009	84,070	73,057	19,539	33	—	211,742	3,967	(8,931)	383,478	25,576	9	25,585	409,063
Changes in this fiscal year
Reversal of reserve for special depreciation				(8)			8		—			—	—
Transfer of reserve for reduction entry of land					142		(142)		—			—	—
Reversal of general reserve						(14,000)	14,000		—			—	—
Dividends							(17,813)		(17,813)			—	(17,813)
Net income							29,298		29,298			—	29,298
Purchase of treasury stock								(190)	(190)			—	(190)
Disposal of treasury stock								3	3			—	3
Net change of items other than shareholders’ equity									—	11,680	(9)	11,671	11,671
Total changes in this fiscal year	—	—	—	(8)	142	(14,000)	25,350	(187)	11,298	11,680	(9)	11,671	22,969
Balance, March 31, 2010	84,070	73,057	19,539	25	142	197,742	29,317	(9,118)	394,776	37,256	—	37,256	432,033
Year ended March 31, 2009
	(In millions of yen)
	Shareholders’ equity									Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, March 31, 2008	84,070	73,057	19,539	44	—	202,442	28,607	(3,623)	404,136	55,810	1	55,812	459,948
Changes in this fiscal year
Transfer of reserve for special depreciation				2			(2)		—			—	—
Reversal of reserve for special depreciation				(12)			12		—			—	—
Transfer of general reserve						9,300	(9,300)		—			—	—
Dividends							(19,193)		(19,193)			—	(19,193)
Net income							3,849		3,849			—	3,849
Purchase of treasury stock								(5,337)	(5,337)			—	(5,337)
Disposal of treasury stock							(7)	30	22			—	22
Net change of items other than shareholders’ equity									—	(30,234)	7	(30,226)	(30,226)
Total changes in this fiscal year	—	—	—	(10)	—	9,300	(24,640)	(5,307)	(20,658)	(30,234)	7	(30,226)	(50,885)
Balance, March 31, 2009	84,070	73,057	19,539	33	—	211,742	3,967	(8,931)	383,478	25,576	9	25,585	409,063

Notes to assumptions for going concern: None

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended March 31, 2010

Consolidated Statements of Income

	(In millions of yen)
	Three months ended March 31, 2010		Three months ended March 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Revenues	257,591	100.0	265,837	100.0	(8,246)	(3.1)
Cost of revenues	187,065	72.6	204,050	76.7	(16,985)	(8.3)
Selling, general, and administrative expenses	52,971	20.6	55,774	21.0	(2,803)	(5.0)
Gain on disposal and impairment of fixed assets	(188)	(0.1)	(511)	(0.2)	323	(63.2)

Operating income	17,743	6.9	6,524	2.5	11,219	172.0

Other income (expenses):
Interest and dividend income	525		522		3
Interest expense	(399)		(855)		456
Gain (loss) on sales of securities-net	1,434		(132)		1,566
Valuation loss on other investments	(100)		(7,864)		7,764
Foreign exchange loss-net	2,225		248		1,977
Other-net	(984)		(517)		(467)

Other income (expenses), net	2,701		(8,598)		11,299
Income (loss) before income taxes and equity in net loss of affiliated companies	20,444	7.9	(2,074)	(0.8)	22,518	—

Income taxes	7,460		(4,654)		12,114

Equity in net loss of affiliated companies	(523)		(530)		7

Net income	12,461	4.8	2,050	0.8	10,411	507.9

Less: Net income attributable to the noncontrolling interests	1,070		466		604

Net income attributable to Kubota Corporation	11,391	4.4	1,584	0.6	9,807	619.1

Net income attributable to Kubota Corporation per common share	(In yen)
Basic	8.96		1.25

Diluted	8.96		1.25

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended March 31, 2010

Consolidated Segment Information

(1) Reporting segments

Three months ended March 31, 2010

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	160,158	71,984	16,627	8,822	—	257,591
Intersegment	12	3	650	4,328	(4,993)	—

Total	160,170	71,987	17,277	13,150	(4,993)	257,591

Operating income	12,455	7,055	614	1,164	(3,545)	17,743

(2) Geographic segments

Information for revenues from external customers by destination

(In millions of yen)
Three months ended March 31, 2010
Japan	146,786
North America	45,629
Europe	18,630
Asia	38,591
Other Areas	7,955
Total	257,591

(3) Geographic segments (Japan GAAP)

Three months ended March 31, 2010

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
External customers	155,257	46,411	17,457	34,719	3,747	257,591	—	257,591
Intersegment	55,322	1,073	497	185	—	57,077	(57,077)	—

Total	210,579	47,484	17,954	34,904	3,747	314,668	(57,077)	257,591

Operating income (loss)	17,449	996	(326)	2,688	577	21,384	(3,641)	17,743

Three months ended March 31, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
External customers	163,813	56,741	14,311	28,514	2,458	265,837	—	265,837
Intersegment	50,013	1,719	490	181	—	52,403	(52,403)	—

Total	213,826	58,460	14,801	28,695	2,458	318,240	(52,403)	265,837

Operating income (loss)	4,828	3,088	(1,734)	1,853	292	8,327	(1,803)	6,524

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended March 31, 2010

Consolidated Revenues by Reporting Segments

	(In millions of yen)
	Three months ended March 31, 2010		Three months ended March 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	145,905	56.7	144,163	54.2	1,742	1.2

Domestic	53,510		48,975		4,535	9.3
Overseas	92,395		95,188		(2,793)	(2.9)

Construction Machinery	14,253	5.5	9,725	3.7	4,528	46.6

Domestic	4,533		4,519		14	0.3
Overseas	9,720		5,206		4,514	86.7

Farm & Industrial Machinery	160,158	62.2	153,888	57.9	6,270	4.1

Domestic	58,043	22.5	53,494	20.1	4,549	8.5
Overseas	102,115	39.7	100,394	37.8	1,721	1.7

Pipe-related Products	35,266	13.7	41,941	15.8	(6,675)	(15.9)

Domestic	33,660		38,666		(5,006)	(12.9)
Overseas	1,606		3,275		(1,669)	(51.0)

Environment-related Products	36,718	14.2	38,195	14.3	(1,477)	(3.9)

Domestic	34,573		36,025		(1,452)	(4.0)
Overseas	2,145		2,170		(25)	(1.2)

Water & Environment Systems	71,984	27.9	80,136	30.1	(8,152)	(10.2)

Domestic	68,233	26.5	74,691	28.1	(6,458)	(8.6)
Overseas	3,751	1.4	5,445	2.0	(1,694)	(31.1)

Social Infrastructure	16,627	6.5	21,058	7.9	(4,431)	(21.0)

Domestic	11,723	4.6	16,275	6.1	(4,552)	(28.0)
Overseas	4,904	1.9	4,783	1.8	121	2.5

Other	8,822	3.4	10,755	4.1	(1,933)	(18.0)

Domestic	8,787	3.4	10,258	3.9	(1,471)	(14.3)
Overseas	35	0.0	497	0.2	(462)	(93.0)

Total	257,591	100.0	265,837	100.0	(8,246)	(3.1)

Domestic	146,786	57.0	154,718	58.2	(7,932)	(5.1)
Overseas	110,805	43.0	111,119	41.8	(314)	(0.3)

May 11, 2010

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on a distribution of retained earnings

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 11, 2010 that the Company would distribute retained earnings as the record date was March 31, 2010.

1. Details of year-end dividend

	Year-end dividend	Latest forecast (Released on February 9, 2010)	Comparable previous year (Year ended March 31, 2009)
Record date	March 31, 2010	March 31, 2010	March 31, 2009
Dividend per common share	¥5	¥5	¥7
Amount of dividend	¥6,361 million	—	¥8,907 million
Date of payment	June 21, 2010	—	June 22, 2009
Resource of dividend	Retained earnings	—	Retained earnings

2. Background

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock. However, the Company has decided to pay ¥5 per common share as year-end dividend in consideration of the recent business conditions in severe business environment affected by the global financial crisis.

Accordingly, including the interim dividend of ¥7 per common share paid by the Company, the annual dividend per common share for the fiscal year ended March 31, 2010 will be ¥12.

	(per common share)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2010)	¥7	¥5	¥12
Previous year (Year ended March 31, 2009)	¥7	¥7	¥14

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

May 11, 2010

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Basic policy regarding reduction of trading unit of the Company’s stock

Kubota Corporation (hereinafter “the Company”) believes that reduction of trading unit is one of the effective measures to enhance liquidity of the Company’s stock and the diversity of shareholders, which is deemed to be one of the important considerations by the Company.

However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, financial results of the Company and expenses.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 11, 2010	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer
General Manager of Finance & Accounting Department